EXHIBIT 99.1

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-20

Mercator Minerals Arranging to Replace
El Pilar Pre-Construction Credit Facility
 (All US$ unless otherwise specified)

Vancouver, British Columbia – September 28, 2012– Mercator Minerals Ltd. (TSX:ML) (“Mercator” or “Company”) is pleased to announce that it has entered into a mandate with RMB Resources Inc (“RMB”), the resource financing division of the FirstRand Group of South Africa, to arrange up to $30 million in a corporate debt facility (“Facility”) to repay the Company’s C$25.0 million pre-construction credit facility (“PCF”) due January 2013.

The mandate contemplates that the Facility terms will include:
●	Full payment due three years from the first date of drawing, bearing interest at LIBOR plus 7.0% per annum,
●
Non-transferable warrants, to be issued on the closing date, which will entitle RMB to purchase common shares of the Company for 48 months at a price (“Exercise Price”) of a 25% premium to the lesser of the 20-day volume weighted average share price on the TSX as of the date of the accepted mandate or the closing date. The maximum number of warrants to be issued will be determined by dividing 25% of the amount of the Facility by the Exercise Price,

●
The Company may draw on the Facility in increments of $500,000. The first drawing will be for the purpose of repaying the PCF, arrangement fee and other lender costs. Subsequent drawings may be made for the purpose of making interest payments.

●	Security is expected to be consistent with that under the existing PCF, including a first ranking charge over the El Pilar project,
●	Pre-payment without penalty.

The Facility will be subject to an arrangement fee of 4.5% of the Facility amount, less any work fees paid, upon execution of the Facility. In the event the Facility agreement is not executed within 30 days of the acceptance by the Company of the offer by RMB, the Company will be obliged to pay a break fee of $250,000.

The proposed financing is subject to customary requirements for senior debt facilities including approval by RMB’s Investment Committee and the issue of the warrants in connection with the Facility is subject to all necessary regulatory approvals.

“This Facility is the first step of several that the Company, as previously announced, is taking to facilitate the restructuring of its debt to help strengthen our balance sheet”, commented D. Bruce McLeod, Mercator’s President & CEO. “We are appreciative of RMB’s support as we move forward in growing Mercator.”

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the

State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:

D. Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng.
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, the anticipated amount and other proposed terms and fees associated with the Facility, the proposed use of proceeds, and the expected timing of completion of the transaction, which are based on certain assumptions, including that all conditions and requirements will be satisfied and all necessary approvals will be obtained in a timely manner, and that general, industry specific and lender-specific credit conditions will remain stable,.  These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, delays in obtaining all required consents and approvals, lack of satisfaction of requirements or conditions, that specific and general credit condition worsen, and changes in general economic conditions or conditions in the financial markets, and other risks associated with the Company and its operations, generally, including the risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on SEDAR (www.sedar.com). The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.